

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

Via Email
David A. Penkrot
Senior Vice President
Chase Bank USA, National Association
201 North Walnut Street
Wilmington, Delaware 19801

> **Re:** **Chase Bank USA, National Association**
> **Chase Issuance Trust**
> **Registration Statement on Form S-3**
> **Filed November 1, 2013**
> **File Nos. 333-192048, 333-192048-01**

Dear Mr. Penkrot:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Prospectus Supplement

Cover Page

1. We note that assets of the issuing entity may include in the future one or more collateral certificates. Please separately register the collateral certificates that are or may be included in the issuance trust, and identify the sponsor or depositor as the issuer and underwriter of the collateral certificate or explain why such registration is not necessary. Please also note that separately registered collateral certificates should be reflected in the fee table, although no additional fees need to be paid. Refer to Section III.A.6. of the

Regulation AB Adopting Release (Release No. 33-8518), Item 1100(d) of Regulation AB and Rule 190(c) under the Securities Act.

Transaction Summary, page iii

2. We note that, on the cover page, you state that additional credit card receivables that arise in revolving accounts owned by one of Chase Bank USA, National Association's affiliates may be an asset of the issuing entity in the future. Please confirm:
   - That you will disclose the name of each affiliate expected to originate 10% or more of the pool assets. Refer to Item 1110(a) of Regulation AB.
   - That you will disclose each affiliate entity's origination program if such entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(b)(2) of Regulation AB.

Base Prospectus

General

3. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Chase USA's Credit Card Portfolio, page 31

4. We note that the credit card receivables included in the issuing entity may include delinquent assets. Please note that delinquent assets cannot constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date or asset-backed securities registered on Form S-3. Please confirm that delinquent assets will not constitute 20% or more of the credit card receivables included in the issuing entity or advise.

Compliance with Underwriting Criteria, page 35

5. We note that you consider "the decision to approve a new credit card account or a credit line increase to be an exception to the underwriting criteria in effect during the related time period only if such decision is a result of an error or mistake during the manual credit decision-making process." Please revise to define or explain how such errors or mistakes are identified as exceptions to the underwriting criteria and provide the disclosure required in Item 1111(a)(8) of Regulation AB.

Interest, page 59

6. We note that your descriptions of the indices which may determine the interest rates paid on a series, class or tranche of floating rate notes states that "the interest rate index or other formula on which the interest is based will be designated in the accompanying prospectus supplement." Please delete this catch-all and instead revise to confirm that you will specifically disclose the various indices that may be used to determine interest payments. Refer to Item 1113(a)(3) of Regulation AB.

Part II

Item 17. Undertakings

7. We note your Item 17(f) in which you undertake that the information provided in response to Item 1105 of Regulation AB through a specified Internet address in the prospectus is deemed to be a part of the prospectus in the prospectus in the registration statement. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through an Internet Web site, was a temporary accommodation that expired on June 30, 2012. Please delete the Item 17(f) undertaking given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through an Internet Web site.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny, Special Counsel in the Office of Structured Finance, at (202) 551-3674 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

Cc: Andrew M. Faulkner, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP